SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934

                            BLACKHAWK BANCORP, INC.
                            a Wisconsin corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                  09237E 10 5
                                 (CUSIP Number)

                              Mr. Mark E. Robinson
                   Roethe, Krohn, Pope, McCarthy & Haas, LLP
                               305 S. Main Street
                              Janesville, WI 53545
                                 (608) 756-9710
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 15, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ]

                         SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Kenneth A. Hendricks and Diane M. Hendricks

2.   Check the Appropriate Box if a Member of a Group
     (a)  [  ]      (b)  [  ]

3.   SEC Use Only

4.   Source of funds
          PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                   [  ]

6.   Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          8,100

8.   Shared Voting Power
          310,534

9.   Sole Dispositive Power
          8,100

10.  Shared Dispositive Power
          310,534

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          318,634

12.  Check Box if the Aggregate Amount in Row (11) Excluded Certain Shares
          [  ]

13.  Percent of Class Represented by Amount in Row (11)
          12.59%

14.  Type of Reporting Person
          IN

ITEM 1.   SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

     Blackhawk Bancorp, Inc.
     400 Broad Street
     Beloit, Wisconsin 53511

Security to Which This Statement Relates:

     Common Stock, $.01 Par Value, per share ("Blackhawk Common Stock")

ITEM 2.   IDENTITY AND BACKGROUND.

    (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. and Mrs. Kenneth A. Hendricks, individuals residing in Wisconsin, who are both citizens of the United States of America. Mr. Hendricks is Chairman and Chief Executive Officer of ABC Supply Co., a roofing and siding wholesaler. Mrs. Hendricks is a Vice President of ABC Supply Co. Mr. Hendricks also is and has been a Director of Blackhawk Bancorp, Inc. ("Blackhawk") since 1996. Mr. Hendricks' principal business office is located at One ABC Parkway, Beloit, Wisconsin 53511.

     (d) and (e). During the last five years, neither Mr. Hendricks nor Mrs. Hendricks has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Shares of Blackhawk Common Stock owned by Mr. and Mrs. Hendricks were acquired by them in Blackhawk's initial public offering in 1990, or have since been acquired in secondary market and private transactions or are exercisable by Mr. Hendricks through vesting options granted to him under the Blackhawk Bancorp, Inc. 1994 Director Stock Option Plan. Mr. and Mrs. Hendricks paid the purchase price or exercise price, as the case may be, in connection with his acquisitions of all shares of Blackhawk Common stock with personal funds. See
Item 5 below. Mr. and Mrs. Hendricks purchased the shares of Blackhawk Common Stock presently owned by them at prices ranging from $3.33 to $10.50 (adjusted to give effect to Blackhawk's 1994 2-for-1 stock split and its 1995 3-for-2 stock split), and options presently owned by Mr. Hendricks which are exercisable or which will become exercisable within 60 days from the date of this filing have exercise prices ranging from $8.50 to $15.00 a share.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     On December 15, 2003, Mr. and Mrs. Hendricks acquired 36,200 shares of Blackhawk common stock on a private transaction. As a result of that transaction, Mr. Hendricks beneficial ownership (as that term is defined in rule 13D-3 under the Securities Exchange Act of 1934 as amended) increased more that 1 percentage point over the percentage of Blackhawk's outsatnding common stock reported as beneficially by Mr. and Mrs. Hendricks when they previously filed Amendment No. 5 to this Schedule D. As of December 15, 2003, Mr. and Mrs. Hendricks jointly owned 310,534 shares of Blackhawk Common Stock and Mr. Hendricks held currently exercisable option(s) or options exercisable within 60 days of that date for the purchase of an additional 8,100 shares of Blackhawk Common Stock, resulting in his beneficial ownership of Blackhawk Common Stock totaling 318,634 shares or 12.59% of Blackhawk Common Stock (calculated pursuant to Section 13(D) of the Securities Exchange Act of 1934 as amended, and the Rules of Securities and Exchange Commission thereunder). In addition, Mr. and Mrs. Hendricks, consistent with the Bank Control Act, of 1978, filed a notification with the Federal Reserve Bank, requesting authorization to acquire in excess of 10% of the outstanding shares of Blackhawk Bancorp. On July 26, 2002, The Federal Reserve Bank of Chicago, approved the Hendricks intent to acquire control of Blackhawk Bancorp, consistent with notification as filed with the Federal Reserve. As the intent to acquire control, has been approved, without further qualification until the Hendricks exceed 15% ownership of Blackhawk Bancorp, no further notification to the Federal Reserve is required at this time. Given the current market price of Blackhawk Common Stock, or any exercisable price of exercisable options held by Mr. Hendricks, Mr. Hendricks presently has no intention to exercise any of his options in the immediate future.

     As  specifically,  except  as   described  in  the  immediately   preceding
paragraph, Mr. and Mrs. Hendricks had no plan or proposal which relates to or which would result in:

          (a) Other than through secondary market and/or private transactions as described above and the possible future exercise of options granted to him under Blackhawk's 1994 Directors' Stock Option Plan, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

          (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board.

          (e) Any material change in the present capitalization or dividend policy of Blackhawk;

          (f) Any other material change in Blackhawk's business or corporate structure;

          (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;

          (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  Any Action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b) Mr. Hendricks presently owns jointly with his spouse 310,534 shares of Blackhawk Common Stock and holds presently exercisable options (or options which will become exercisable within 60 days after December 15, 2003) for the purchase of up to an additional 8,100 shares of Blackhawk Common Stock.

          (c) During the past 60 days, Mr. and Mrs. Hendricks have acquired the following shares of stock in private transactions:

                                          Number of
     Owner             Date               Interests  Purchase Price  Total Paid
     -----             ----               ---------  --------------  ----------
Mr. & Mrs. Hendricks   December 15, 2003   36,200        $12.00       $434,400

          (d) As noted above, all of Mr. Hendricks' shares of Blackhawk Common Stock are owned jointly with his spouse.

          (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than Blackhawk's 1994 Directors' Stock Option Plan, which is incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understanding or relationships between Mr. Hendricks and any other person, or with respect to any securities of Blackhawk.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Mr. Hendricks hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth Below:

                               EXHIBIT INDEX
Exhibit No.
-----------

     1. The Blackhawk Bancorp, Inc. 1994 Directors' Stock Option Plan is incorporated as filed previously by reference to Exhibit 28.4 to Blackhawk's Registration Statement on Form S-8 (Reg. No. 33-90550).

                               SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Date: December 15, 2003.

                                        /s/ Kenneth A. Hendricks
                                        ------------------------
                                        Kenneth A. Hendricks

                                        /s/ Diane M. Hendricks
                                        ------------------------
                                        Diane M. Hendricks